Free Writing Prospectus (To the Preliminary Prospectus Supplement dated December 13, 2010)	Filed pursuant to Rule 433 under the Securities Act Registration Statement No. 333-169125

Briggs & Stratton Corporation

$225,000,000 6 7/8% Senior Notes due 2020

Pricing Supplement

December 15, 2010

Pricing Supplement, dated December 15, 2010, to Preliminary Prospectus Supplement, dated December 13, 2010, of Briggs & Stratton Corporation. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein.

Issuer:	Briggs & Stratton Corporation

Principal Amount:	$225,000,000, which amount represents an increase of $25,000,000 from the aggregate principal amount offered under the Preliminary Prospectus Supplement.

Title of Securities:	6 7/8% Senior Notes due 2020

Maturity:	December 15, 2020

Offering Price:	100.000%

Coupon	6.875%

Yield to Maturity:	6.875%

Interest Payment Dates:	December 15 and June 15, commencing June 15, 2011

Record Dates:	December 1 and June 1

Optional Redemption:	Make-whole call at T+50.

Equity Clawback:	Up to 35% at 106.875% prior to December 15, 2013.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Managers:	Robert W. Baird & Co. Incorporated Deutsche Bank Securities Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Trade Date:	December 15, 2010

Settlement Date:	December 20, 2010 (T+3)

Distribution:	Registered Offering

1 of 2

Net Proceeds:	We estimate that the net proceeds of this offering will be approximately $220 million, after deducting commissions payable to the underwriters and estimated offering expenses payable by us.

Use of Proceeds:	We intend to use the proceeds from the offering to redeem our outstanding 8.875% Senior Notes due March 15, 2011 and to pay fees and expenses in connection with the offering and redemption and for general corporate purposes.

CUSIP Number:	109043 AG4

ISIN Number:	US109043AG42

The issuer has filed a registration statement (including a Prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling either of the Book-Running Managers at the numbers below:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	800-294-1322 (toll free)
J.P. Morgan Securities LLC	212-834-4533 (call collect)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

2 of 2